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                                                                  EXHIBIT (a)(6)

[St. Jude Medical, Inc. Logo]

                                                              February 12, 1998

Dear Shareholder:

  St. Jude Medical, Inc. is offering to purchase up to 8,000,000 shares of its common stock, par value $.10 per share (the "Shares"), at a price not in excess of $39.00 nor less than $32.00 per share (the "Offer"). The Company is conducting the Offer through a procedure commonly referred to as a modified "Dutch Auction." This procedure allows you to select the price within the specified price range at which you are willing to sell all or a portion of your Shares to the Company.

  Based upon the number of Shares tendered and the prices specified by the tendering shareholders, the Company will determine a single per Share price within that price range that will allow it to buy 8,000,000 Shares (or such lesser number of Shares as are properly tendered). All of the Shares that are properly tendered at prices at or below that purchase price (and are not withdrawn) will, subject to possible proration, be purchased for cash at that purchase price, net to the selling shareholder. All other Shares that have been tendered and not purchased will be returned to the shareholder. The Offer is not conditioned on any minimum number of Shares being tendered.

  If you do not wish to participate in the Offer, you do not need to take any action.

  The Board of Directors believes that the purchase of Shares is an attractive use of the Company's financial resources and that the use of cash and borrowings to fund the Offer will result in a more efficient capital structure for the Company. Accordingly, the Offer is consistent with the Company's long-term corporate goal of increasing shareholder value. Over the past several years, the Company's operations have generated substantial excess cash flow. Historically, the Company has used a portion of this cash flow to reduce acquisition-related debt, resulting in significant deleveraging and a strong balance sheet. However, the continuing strong cash flow and relatively low debt levels leave the Company underleveraged. The Board of Directors believes the Company's financial condition and outlook for continuing strong cash flow will allow it to meet the Company's first priority, which is to reinvest in the business, including through acquisitions, and to use its excess cash and debt capacity to fund the Offer.

  The Offer provides shareholders the opportunity to sell Shares for cash without the usual transaction costs and, in the case of those shareholders who own less than 100 Shares, without incurring any applicable odd lot discounts.

  The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender any or all of your Shares, instructions on how to tender Shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Offer. The Board of Directors of the Company has approved the Offer. However, neither the Company nor its Board of Directors makes any recommendation to any shareholder as to whether to tender or refrain from tendering Shares. Neither I nor any other director or executive officer of the Company intends to tender any Shares pursuant to the Offer.

  Please note that the Offer is scheduled to expire at 12:00 Midnight, New York City time, on Thursday, March 12, 1998, unless extended by the Company. Questions regarding the Offer should not be directed to the Company but should instead be directed to Georgeson & Company Inc., the Information Agent, at
(800) 223-2064 or Credit Suisse First Boston Corporation, the Dealer Manager, at (800) 646-4543.

                                          Sincerely,

                                          /s/ Ronald A. Matricaria

                                          Ronald A. Matricaria
                                          Chairman and
                                          Chief Executive Officer